UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3


              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                GUCCI GROUP N.V.
                                (Name of Issuer)

                               FINANCIERE MAROTHI
                            SCHOLEFIELD GOODMAN B.V.
                       (Name of Persons Filing Statement)

                  COMMON SHARES, NOMINAL VALUE (EURO) 1.02 PER SHARE
                         (Title of Class of Securities)

                                    401566104
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     FRANCE
                             (001 33 1) 45 64 61 00
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                          ----------------------------

                                    Copy to:

                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                  212-403-1000

This statement is filed in connection with (check the appropriate box):

a.     [ ]      The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C, or Rule
                13e-3(c) under the Securities Exchange Act of 1934.
b.     [ ]      The filing of a registration statement under the Securities
                Act of 1933.
c.     [x]      A tender offer.
d.     [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
===============================================================================
     Transaction Valuation *                      Amount of Filing Fee **
        $3,171,786,883.44                               $401,865.40
===============================================================================
* Estimated for the purposes of calculating the amount of the filing fee only.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $401,865.40
                  Form or Registration No.: Schedule TO
                  Filing Parties: Pinault-Printemps-Redoute S.A.
                  Date Filed:  April 1, 2004

     This Schedule 13E-3 (the "Schedule 13E-3") is filed on behalf of Financiere Marothi, a SOCIETE A RESPONSABILITE LIMITEE organized under the laws of the Republic of France ("Marothi"), and Scholefield Goodman B.V., a private limited company organized under the laws of The Netherlands ("Scholefield"). Scholefield is a wholly owned subsidiary of Marothi, and Marothi is a wholly owned subsidiary of Pinault-Printemps-Redoute S.A., a SOCIETE ANONYME with a Management Board and Supervisory Board and organized under the laws of the Republic of France ("PPR"). The subject company is Gucci Group N.V., a NAAMLOOZE VENNOOTSCHAP organized under the laws of the Netherlands ("Gucci"). Scholefield currently holds 67,540,154 Common Shares, nominal value (euro) 1.02 per share (the "Shares"), of Gucci, or approximately 66.83% of the outstanding Shares. The
Schedule 13E-3 relates to the offer by PPR to purchase any and all outstanding Shares that are not directly or indirectly beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Pruchase, dated April 1, 2004 (as amended, the "Offer to Purchase") and the related Letter of Transmittal, copies of which were filed previously with the Commission by PPR as Exhibits (a)(1) and (a)(2), respectively, of the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, dated April 1,2004 (as amended, the "Schedule TO").

     The information set forth in the Offer to Purchase, including all schedules, appendices and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. Each of Marothi and Scholefield hereby expressly adopts, to the extent adopted by PPR, the conclusions of, and analyses performed by, J.P. Morgan plc, financial advisor to PPR, described in the Offer to Purchase. In addition, each of Marothi and Scholefield, as wholly owned subsidiaries of PPR, concur with and adopt the positions of PPR with respect to fairness and related matters as set forth in the Offer to Purchase.


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under "SUMMARY" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS

         The name of the subject company is Gucci Group N.V., a NAAMLOOZE VENNOOTSCHAP organized under the laws of the Netherlands ("Gucci"). The address of Gucci's principal executive offices is Rembrandt Tower, Amstelplein 1, HA 1096 Amsterdam, the Netherlands, and the telephone number is 001 31 20 462 1700.

         (b) SECURITIES

         The title of the class of equity securities to which this Schedule 13E-3 relates is Gucci's Common Shares, nominal value (EURO) 1.02 per share (the "Shares"). As of March 31, 2004, there were 101,106,921 Shares outstanding.

         (c) TRADING MARKET AND PRICE

         The information set forth in the Offer to Purchase under "THE OFFER--7. Price Range of Shares; Dividends" is incorporated herein by reference.

         (d) DIVIDENDS

         The information set forth in the Offer to Purchase under "THE OFFER--7. Price Range of Shares; Dividends" is incorporated herein by reference.

         (e) PRIOR PUBLIC OFFERINGS

         Not applicable.

         (f) PRIOR STOCK PURCHASES

         The information set forth in the Offer to Purchase under "Schedule III--Purchaser of Common Shares--Pinault-Printemps-Redoute S.A." is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

         (a) NAME AND ADDRESS

          The names of the filing persons are Financiere Marothi ("Marothi"), and Scholefield Goodman B.V. ("Scholefield"). The information set forth in the Offer to Purchase under "Schedule I--Directors and Executive Officers of PPR, Artemis, Scholefield and Marothi--3. Directors and Executive Officers of Scholefield and --4. Sole Legal Representative of Marothi" is incorporated herein by reference.

         (b) BUSINESS AND BACKGROUND OF ENTITIES

          Marothi is a SOCIETE A RESPONSABILITE LIMITEE organized under the laws of the Republic of France, and Scholefield is a private limited company organized under the laws of The Netherlands. Marothi does not conduct any business or operations other than holding the equity interests of Scholefield. Scholefield does not conduct any business or operations other than holding the Shares and the strategic development of the Gucci Group and its activities. The information set forth in the Offer to Purchase under "Schedule I--Directors and Executive Officers of PPR, Artemis, Scholefield and Marothi--3. Directors and Executive Officers of Scholefield and --4. Sole Legal Representative of Marothi" is incorporated herein by reference.

         (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS

         The information set forth in the Offer to Purchase under "Schedule I--Directors and Executive Officers of PPR, Artemis, Scholefield and Marothi--3. Directors and Executive Officers of Scholefield and --4. Sole Legal Representative of Marothi" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) MATERIAL TERMS; TENDER OFFERS

         The information set forth in the Offer to Purchase under "SUMMARY"; "THE OFFER--1. Terms of the Offer; Expiration Date"; "THE OFFER--2. Extension of Tender Period; Termination; Amendment; Subsequent Offering Period"; "THE OFFER--3. Acceptance for Payment and Payment"; "THE OFFER--4. Procedure for Tendering Shares"; "THE OFFER--5. Withdrawal Rights"; and "THE OFFER--6. Certain United States Federal Income Tax and Netherlands Tax Consequences" is incorporated herein by reference.

         (c) DIFFERENT TERMS

         None.

         (d) APPRAISAL RIGHTS

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Dissenters' Rights" is incorporated herein by reference.

         (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

         None.

         (f) ELIGIBILITY FOR LISTING OR TRADING

         Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) TRANSACTIONS

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares"; "SPECIAL
FACTORS--Related Party Transactions"; "SPECIAL FACTORS--Background of the Offer"; and "SPECIAL FACTORS--Agreements Relating to the Settlement" is incorporated herein by reference.

         (b) SIGNIFICANT CORPORATE EVENTS

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Agreements Relating to the Settlement" is incorporated herein by reference.

         (c) NEGOTIATIONS OR CONTACTS

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Agreements Relating to the Settlement" is incorporated herein by reference.

         (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares"; "SPECIAL
FACTORS--Related Party Transactions"; "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Agreements Relating to the Settlement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) USE OF SECURITIES ACQUIRED

         The information set forth in the Offer to Purchase under "SUMMARY" and "SPECIAL FACTORS--Plans for Gucci After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (c)(1) through (8) PLANS

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Plans for Gucci After the Offer; Certain Effects of the Offer"; "SPECIAL FACTORS--Compulsory Buy-Out Procedure"; "SPECIAL FACTORS--Interests of Certain Persons in the Offer"; "THE OFFER--11. Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Registration under Securities Laws"; "THE OFFER--12. Effect of the Offer on Gucci Stock Options" and "THE OFFER--13. Dividends and Distributions" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) PURPOSES

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Background of the Offer"; "SPECIAL FACTORS--Agreements Relating to the Settlement" and "SPECIAL FACTORS--Plans for Gucci After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (b) ALTERNATIVES

         Not applicable.

         (c) REASONS

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Background of the Offer"; "SPECIAL FACTORS--Background of the Offer"; "SPECIAL FACTORS--Agreements Relating to the Settlement"; and "SPECIAL FACTORS--Plans for Gucci After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (d) EFFECTS

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Plans for Gucci After the Offer; Certain Effects of the Offer"; "SPECIAL FACTORS--Compulsory Buy-Out Procedure"; "SPECIAL FACTORS--Interests of Certain Persons in the Offer"; "THE OFFER--6. Certain United States Federal Income Tax and Netherlands Tax Consequences"; "THE OFFER--11. Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Registration under Securities Laws"; "THE OFFER--12. Effect of the Offer on Gucci Stock Options" and "THE OFFER--13. Dividends and Distributions" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) FAIRNESS

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer" and "SPECIAL FACTORS--Position of the Purchaser Regarding Fairness of the Offer; Reasons for the Offer" is incorporated herein by reference.

         (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer"; "SPECIAL FACTORS--Opinions of Gucci's Financial Advisors"; "SPECIAL FACTORS--Position of the Purchaser Regarding Fairness of the Offer; Reasons for the Offer" and "SPECIAL FACTORS--Opinion of PPR's Financial Advisors" is incorporated herein by reference.

         (c) APPROVAL OF SECURITY HOLDERS

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer"; "SPECIAL FACTORS--Shareholders' Meeting" and "THE OFFER--14. Condition of the Offer" is incorporated herein by reference.

         (d) UNAFFILIATED REPRESENTATIVE

         The information set forth in the Offer to Purchase under "SUMMARY"; "SPECIAL FACTORS--Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer" and "SPECIAL FACTORS--Opinions of Gucci's Financial Advisors" is incorporated herein by reference.

         (e) APPROVAL OF DIRECTORS

         The information set forth in the Offer to Purchase under "SUMMARY" and "SPECIAL FACTORS--Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer" is incorporated herein by reference.

         (f) OTHER OFFERS

         Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) REPORT, OPINION OR APPRAISAL

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Opinions of Gucci's Financial Advisors"; "SPECIAL FACTORS--Opinion of PPR's Financial Advisors"; "ANNEX A--Opinion of Morgan Stanley"; "ANNEX B--Opinion of UBS" and "ANNEX C--Opinion of J.P. Morgan plc" is incorporated herein by reference.

         (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Opinions of Gucci's Financial Advisors"; "SPECIAL FACTORS--Opinion of PPR's Financial Advisors"; "ANNEX A--Opinion of Morgan Stanley"; "ANNEX B--Opinion of UBS" and "ANNEX C--Opinion of J.P. Morgan plc" is incorporated herein by reference.

         (c) AVAILABILITY OF DOCUMENTS

         The opinions of Morgan Stanley, UBS and J.P. Morgan plc are attached as ANNEXES A, B and C, respectively, to the Offer to Purchase.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) SOURCE OF FUNDS

         The information contained in the Offer to Purchase under "THE OFFER--10. Source and Amount of Funds" is incorporated herein by reference.

         (b) CONDITIONS

         The information contained in the Offer to Purchase under "THE OFFER--10. Source and Amount of Funds" is incorporated herein by reference.

         (c) EXPENSES

         The information set forth in the Offer to Purchase under "THE OFFER--16. Fees and Expenses"; and "SPECIAL FACTORS--Opinions of Gucci's Financial Advisors" and "SPECIAL FACTORS--Opinion of PPR's Financial Advisors" is incorporated herein by reference.

         (d) BORROWED FUNDS

         The information contained in the Offer to Purchase under "THE OFFER--10. Source and Amount of Funds" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) SECURITIES OWNERSHIP

         Scholefield currently holds 67,540,154 Shares, or approximately 66.83% of the outstanding Shares. The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Beneficial Ownership of Shares" is incorporated by reference herein.

         (b) SECURITIES TRANSACTIONS

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and "Schedule
III--Purchases of Common Shares" is incorporated by reference herein.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares--Intent of Directors and Officers to Tender into the Offer" is incorporated herein by reference.

         (e) RECOMMENDATIONS OF OTHERS

         None.

ITEM 13.  FINANCIAL STATEMENTS.

         (a) FINANCIAL INFORMATION

         The information set forth in the Offer to Purchase under "THE OFFER--Certain Information Concerning Gucci--Selected Financial Information" and "ANNEX D--Financial Statements of Gucci" and in Exhibit (a)(5)(V) is incorporated herein by reference.

         (b) PRO FORMA INFORMATION

         Not material.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) SOLICITATIONS OR RECOMMENDATIONS

         The information set forth in the Offer to Purchase under "THE OFFER--16. Fees and Expenses" and "SPECIAL FACTORS--Opinion of PPR's Financial Advisors" is incorporated herein by reference.

         (b) EMPLOYEES AND CORPORATE ASSETS

         None.

ITEM 15.  ADDITIONAL INFORMATION.

         (b) OTHER MATERIAL INFORMATION

         The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                                 DESCRIPTION

(a)(1) Offer to Purchase, as updated (incorporated by reference to Exhibit (a)(1) of Schedule TO)
(a)(2)          Letter of Transmittal (incorporated by reference to Exhibit
                (a)(2) of Schedule TO)
(a)(3) Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) of Schedule TO)
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) of Schedule TO)
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) of Schedule TO)

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit
                (a)(6) of Schedule TO)
(a)(7) Summary advertisement dated April 1, 2004 (incorporated by reference to Exhibit (a)(7) of Schedule TO)
(a)(8) Dutch advertisement dated April 1, 2004 (incorporated by reference to Exhibit (a)(8) of Schedule TO)

(a)(9) Application Form, Deed of Transfer (for holders of Dutch Registered Shares) (incorporated by reference to Exhibit (a)(9) of Schedule TO)
(a)(10) Press release issued by PPR dated July 3, 2002 (incorporated by reference to Exhibit (a)(10) of Schedule TO)
(a)(11) Press release issued by Gucci dated July 16, 2002 (incorporated by reference to Exhibit (a)(11) of Schedule TO)
(a)(12) Press release issued by Gucci dated January 24, 2003 (incorporated by reference to Exhibit (a)(12) of Schedule TO)
(a)(13) Press release issued by PPR dated January 24, 2003 (incorporated by reference to Exhibit (a)(13) of Schedule TO)
(a)(14) Press release issued by PPR dated May 2, 2003 (incorporated by reference to Exhibit (a)(14) of Schedule TO)
(a)(15) Press release issued by PPR dated May 9, 2003 (incorporated by reference to Exhibit (a)(15) of Schedule TO)
(a)(16) Press release issued by Gucci dated May 28, 2003 (incorporated by reference to Exhibit (a)(16) of Schedule TO)
(a)(17) Press release issued by PPR dated July 23, 2003 (incorporated by reference to Exhibit (a)(17) of Schedule TO)
(a)(18) Press release issued by PPR dated August 22, 2003 (incorporated by reference to Exhibit (a)(18) of Schedule TO)
(a)(19) Press release issued by PPR dated September 25, 2003 (incorporated by reference to Exhibit (a)(19) of Schedule TO)
(a)(20) Press release issued by PPR dated October 3, 2003 (incorporated by reference to Exhibit (a)(20) of Schedule TO)
(a)(21) Press release issued by Gucci and PPR dated November 4, 2003 (incorporated by reference to Exhibit (a)(21) of Schedule TO)
(a)(22) Press release issued by Gucci dated February 16, 2004 (incorporated by reference to Exhibit (a)(22) of Schedule TO)
(a)(23) Press release issued by Gucci dated March 3, 2004 (incorporated by reference to Exhibit (a)(23) of Schedule TO)
(a)(24) Press release issued by PPR dated March 22, 2004 (incorporated by reference to Exhibit (a)(24) of Schedule TO)
(a)(25) Press release issued by Gucci dated April 1, 2004 (incorporated by reference to Exhibit (a)(25) of Schedule TO)
(a)(26) Press release issued by PPR dated April 1, 2004 (incorporated by reference to Exhibit (a)(26) of Schedule TO)
(a)(27) Press release issued by Gucci dated April 19, 2004 (incorporated by reference to Exhibit (a)(27) of Schedule TO)
(a)(28) Press release issued by Gucci dated April 21, 2004 (incorporated by reference to Exhibit (a)(28) of Schedule TO)
(a)(29) Letter from Serge Weinberg to Gucci Group Employees, dated April 21, 2004 (incorporated by reference to Exhibit (a)(29) of Schedule TO)
(a)(30) Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit (a)(30) of Schedule TO)
(a)(31) Press release issued by PPR dated April 23, 2004 (incorporated by reference to Exhibit (a)(31) of Schedule TO)
(b)             None
(c)(1) Opinion of Morgan Stanley, dated March 29, 2004 (included as Annex A of the Offer to Purchase filed herewith as Exhibit
                (a)(1))
(c)(2) Opinion of UBS, dated March 29, 2004 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c)(3) Opinion of J.P. Morgan plc, dated March 31, 2004 (included as Annex C of the Offer to Purchase filed herewith as Exhibit
                (a)(1))
(c)(4) Presentation materials of Morgan Stanley, dated March 29, 2004 (incorporated by reference to Exhibit (c)(4) of Schedule TO)

(c)(5) Presentation materials of UBS, dated March 29, 2004 (incorporated by reference to Exhibit (c)(5) of Schedule TO)
(d)(1) Settlement and Stock Purchase Agreement, dated as of September 9, 2001, by and among Gucci, LVMH Moet Hennessy-Louis Vuitton S.A. and PPR (incorporated by reference to Exhibit (d)(1) of Schedule TO)
(d)(2) Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, by and among PPR, Societe Civile de Gestion Financiere Marothi and Gucci (incorporated by reference to Exhibit (d)(2) of Schedule TO)
(d)(3) Letter Agreement, dated December 9, 2003, by and between Gucci and Scholefield Goodman B.V. (incorporated by reference to Exhibit (d)(1) of Schedule TO)
(d)(4) Form of Letter Agreement to be entered into by and between PPR and certain Italian employees (incorporated by reference to Exhibit (d)(1) of Schedule TO)
(d)(5) Form of Share Option and Share Appreciation Rights Agreement, dated as of November 7, 2002, by and between Gucci and certain optionholders (incorporated by reference to Exhibit (d)(1) of Schedule TO)
(d)(6) Form of Letter Agreement to be entered into by and between Gucci and certain optionholders regarding treatment of unvested options following the Offer (incorporated by reference to Exhibit (d)(1) of Schedule TO)
(e)             None
(f)             None
(g)             None
(h)             None

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                             FINANCIERE MAROTHI


                                             /s/ Gilles Linard
                                             ______________________________

                                             Name:  Gilles Linard
                                             Title:  Manager





                                             SCHOLEFIELD GOODMAN B.V.


                                             /s/ Serge Weinberg
                                             ______________________________
                                             Name:  Serge Weinberg
                                             Title:  Director





                                             Date:  April 28, 2004



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